Filed by D-Wave Quantum Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-6

under the Securities Exchange Act of 1934

Form S-4 File No. 333-263573

Subject Company: DPCM Capital, Inc.

(Commission File No. 001-39638)

Subject: DPCM Capital, Inc. (NYSE:XPOA) business combination with D-Wave Systems Inc.

[NAME],

As you may be aware, last Thursday, DPCM Capital, Inc. and D-Wave Systems Inc. announced that the registration statement on Form S-4 filed by D-Wave Quantum Inc., a newly formed company that will be the parent company of D-Wave and DPCM Capital, related to the previously announced proposed business combination between D-Wave and DPCM Capital, has been declared effective by the U.S. Securities and Exchange Commission.

https://www.sec.gov/Archives/edgar/data/0001907982/000119312522192916/d366416ddefm14a.htm

As a result, DPCM Capital will hold a special meeting of stockholders on August 2nd to approve, among other things, the business combination with D-Wave.

In conjunction with this, Alan Baratz, D-Wave’s CEO, and I would like to schedule a call with you to discuss your investment objectives and corresponding interest in maintaining, and not redeeming, your shares of XPOA. As you may know, our existing “tontine” bonus structure of up to 5 million shares serves to lower the per share cost basis for non-redeeming shareholders – to as low as $6.88 per share. In addition, we would welcome the opportunity to address any questions that you may have about your investment and our business.

Please let me know your availability for a call and we look forward to speaking with you.

Sincerely,

John

John M. Markovich

Chief Financial Officer

3033 Beta Avenue

Burnaby, BC V5G 4M9 Canada

Email: jmarkovich@dwavesys.com

Office: (604) 630-1428 x112

Mobile: (858) 945-4611

www.dwavesys.com

Important Information About the Proposed Transaction Between D-Wave Systems Inc. (“D-Wave”) and DPCM Capital, Inc. (“DPCM Capital”) and Where to Find It:

A full description of the terms of the transaction between D-Wave and DPCM Capital is provided in a registration statement on Form S-4, as amended, filed with the U.S. Securities and Exchange Commission (the “SEC”) by D-Wave Quantum Inc., that includes a prospectus with respect to the combined company’s securities, to be issued in connection with the transaction and a proxy statement with respect to the stockholder meeting of DPCM Capital to vote on the transaction. D-Wave Quantum Inc. and DPCM Capital urge investors, stockholders, and other interested persons to read the proxy statement/ prospectus, as well as other documents filed with the SEC, because these documents contain important information about D-Wave Quantum Inc., DPCM Capital, D-Wave, and the transaction. DPCM Capital commenced mailing the definitive proxy statement/prospectus to its stockholders on or about July 13, 2022, in connection with the transaction. Stockholders also may obtain a copy of the registration statement on Form S-4, as amended—including the proxy statement/prospectus and other documents filed with the SEC without charge—by directing a request to: D-Wave Quantum Inc., 3033 Beta Avenue, Burnaby, BC V5G 4M9 Canada, or via email at shareholdercomm@dwavesys.com and DPCM Capital, 382 NE 191 Street, #24148, Miami, Florida 33179, or via email at mward@hstrategies.com. The definitive proxy statement/prospectus included in the registration statement, can also be obtained, without charge, at the SEC’s website (www.sec.gov).

No Offer or Solicitation

This communication is for informational purposes only and does not constitute an offer or invitation for the sale or purchase of securities, assets, or the business described herein or a commitment to D-Wave Quantum Inc., DPCM Capital, or D-Wave, nor is it a solicitation of any vote, consent, or approval in any jurisdiction pursuant to or in connection with the transaction or otherwise, nor shall there be any sale, issuance, or transfer of securities in any jurisdiction in contravention of applicable law.

Participants in Solicitation

D-Wave Quantum Inc., DPCM Capital, and D-Wave, and their respective directors and executive officers, may be deemed participants in the solicitation of proxies of DPCM Capital’s stockholders in respect of the transaction. Information about the directors and executive officers of DPCM Capital is set forth in DPCM Capital’s filings with the SEC. Information about the directors and executive officers of D-Wave Quantum Inc. and more detailed information regarding the identity of all potential participants, and their direct and indirect interests by security holdings or otherwise, is set forth in the definitive proxy statement/prospectus for the transaction. Additional information regarding the identity of all potential participants in the solicitation of proxies to DPCM Capital’s stockholders in connection with the proposed transaction and other matters to be voted upon at the special meeting, and their direct and indirect interests, by security holdings or otherwise, is included in the definitive proxy statement/prospectus.